Exhibit 99.1

Qihoo 360 Announces Extraordinary General Meeting of Shareholders

BEIJING, March 3, 2016 -- Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on March 30, 2016 at 10:00 a.m. (Beijing time), at 3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger, dated December 18, 2015 (the “Merger Agreement”) among the Company, Tianjin Qixin Zhicheng Technology Co., Ltd. (天津奇信志成科技有限公司), a limited liability company incorporated under the laws of the PRC, Tianjin Qixin Tongda Technology Co., Ltd. (天津奇信通达科技有限公司), a limited liability company incorporated under the laws of the PRC, True Thrive Limited (诚盛有限公司), an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Midco”), New Summit Limited (新峰有限公司), an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Merger Sub”), and solely for purposes of Section 6.19 of the Merger Agreement, Global Village Associates Limited, a British Virgin Islands company, and Young Vision Group Limited, a British Virgin Islands company, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company and cease to exist, with the Company continuing as the surviving company (the “Merger”) and becoming a wholly owned subsidiary of Midco. If consummated, the Merger would result in the Company becoming a private company and its American depositary shares (the “ADSs”) would no longer be listed or traded on any stock exchange, including the New York Stock Exchange and the Company’s ADS program would be terminated. The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent and disinterested directors, recommends that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Shareholders of record at the close of business in the Cayman Islands on March 25, 2016 will be entitled to attend and vote at the EGM and any adjournment thereof. ADS holders as of the close of business in New York City on March 7, 2016 will be entitled to instruct The Bank of New York Mellon, the ADS depositary, to vote the ordinary shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website www.sec.gov. Requests for additional copies of the definitive proxy statement should be directed to the Company at +86 10-5878-1574 or email to ir@360.cn.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed Merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements that express the Company's current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). These forward-looking statements can be identified by terminologies such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions, which include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com